Exhibit (c)(36)

Project Francis Conflicts Committee GP LLC Discussion Materials of the Board of Directors of Arkose September 21, 2018

Summary of Recent Developments On Friday, September 14th, the AMGP Committee sent a letter responding to AM’s September 2nd proposal (Option A / Option B) Over the weekend of September 15th, Warburg retained Citi to provide additional perspective on the transaction Conversations have occurred from time-to-time since our September 14th letter among the various parties to the negotiations and their financial and legal advisors, including:  An AM Committee letter on Tuesday, September 18th, which “retracted” its September 2nd proposals given “recent trading ratios” and “AMGP’s rejection of [AM’s] offer” –AM also requested that management update the financial forecasts being used by the parties A number of trial concepts from Warburg’s advisor, Citi, which are various combinations of increasing the aggregate number of shares issued in the transaction and/or increasing the quantity of cash paid, with additional tweaks to value allocation among the various parties –It is unclear to what extent any of the primary constituents to the negotiations (AM Committee, AR Committee, or the Series B holders) support any of these trial concepts / ideas –There does not appear to be any trial concept / idea that is consistent with or an improvement to AMGP’s 1.775x proposal for AMGP shareholders An AR Committee term sheet revision on Tuesday, September 18th with “AR’s understanding of Citi’s Proposed Compromise”, which includes a reduction in Series B settlement shares but a change such that AR shall receive the special dividend A proposal from the Series B holders on Thursday, September 21st indicating a concession on the Series B settlement to 17.354mm shares from 18.5mm –The proposal also indicated modified equity exchange ratios to allocate additional value to AM Public unitholders –The aggregate number of New AMGP shares issued and cash paid in the Series B holder proposal appears consistent with our 1.775x proposal as described in the September 14th letter — — — — 1

Components of Total Consideration

Series B Holder Proposal

INVESTMENT BANKING DIVISION

Note: Series B Settlement Shares: 17.354


Series B Holders' Proposal: Consideration to AR
1.6000 x
0.1717 x
$3/unit cash converted to exchange ratio equivalent based on GP 20-Trading Day VWAP
1.7717 x
Equity Component
Cash Component
Total Merger Consideration


Series B Holders' Proposal: Consideration to AM
1.6350 x
0.1717 x
$3/unit cash converted to exchange ratio equivalent based on GP 20-Trading Day VWAP
1.8067 x
0.0238 x
$0.415/unit cash converted to exchange ratio equivalent based on GP 20-Trading Day VWAP
1.8305 x
Equity Component
Cash Component
Total Merger Consideration
Special Dividend to Midstream Public
Effective Exchange Ratio to Midstream Public

Source: Company filings, Bloomberg market data as of 19-Sep-2018

2

Total New AMGP Shares Issued and Cash Under Each Proposal (US$ in millions) Paid Total New AMGP Shares Issued Includes Series B Settlement Shares: 18.5 18.5 18.5 17.354 16.764 13.5 Withdrawn 330.9 321.5 321.1 320.1 320.4 316.1 GP Proposal at Sep 12 Prices GP Proposal at Sep 19 Prices Series B Holders Proposal at Sep 19 Prices Warburg / Citi "Concept" "Alternative B" Option A - AM Committee Option B - AM Committee Total Cash Paid Withdrawn $ 642 $ 601 $ 601 $ 601 $ 601 $ 601 GP Proposal at Sep 12 Prices GP Proposal at Sep 19 Prices Series B Holders Proposal Warburg / Citi "Concept" Option A - AM Committee Option B - AM Committee at Sep 19 Prices "Alternative B" Source: Company filings, Bloomberg market data as of 19-Sep-18 3

Summary of New AMGP Value Illustrative $10bn Equity Value Before Cash Consideration (US$ in millions) Midstream Perspective Upstream Perspective GP Perspective Series B Perspective Change in Illustrative Value $(14) $(9) $(22) $ 45 $3,447 $3,457 Current GP Offer at 19-Sep-18 Series B Offer Current GP Offer at 19-Sep-18 Series B Offer Current GP Offer at 19-Sep-18 Cash Component Series B Offer Current GP Offer at 19-Sep-18 Series B Offer Equity Component Source: Company filings, Bloomberg market data as of 19-Sep-2018 4 $ 3,239$ 3,225 $ 343$ 321 $ 2,961$ 3,006 $ 297 $ 297 $ 305 $ 2,943 $ 305 $ 2,929 $2,702 $2,656

Implied Premiums and Illustrative Ownership Impact at Various Exchange Ratios Source: Company filings, Bloomberg market data as of 19-Sep-2018 5 Fairness Committee Discussion Materials Last 30 Trading Close Day VWAP Illustrative Exchange Ratio AMGP Proposal Series B Proposal Merger Merger Consideration Consideration Merger with Special Merger with Special Consideration Dividend Consideration Dividend AM Public Illustrative Exchange Ratios (Midstream / GP) 1.7856 x 1.7134 x 1.7750 x 1.7861 x 1.7883 x 1.7995 x 1.8305 x Current Market Last Close 30-Trading Day VWAP Midstream VWAP / GP Closing Price At 20-Aug (Date of Offer Accepted by Upstream) Last Close 30-Trading Day VWAP Midstream VWAP / GP Closing Price At 26-Jan-2018 (1 Trading Day Prior to Strategic Review) Last Close 30-Trading Day VWAP Midstream GP $ 30.32 $ 16.98 30.76 17.95 30.76 16.98 $ 31.06 $ 19.09 31.60 19.04 31.60 19.09 $ 33.13 $ 22.02 30.23 19.93 (1)% 0% 0% 1% 3% 4 4 4 5 7 (2) (1) (1) (1) 1 9% 10% 10% 11% 13% 7 8 8 8 10 7 8 8 9 11 18% 19% 19% 20% 22% 17 18 18 19 21

Goldman Sachs

Considerations to Exchange Ratio Calculation

INVESTMENT BANKING DIVISION

(US$ in millions, except per share data)

				Warburg / Citi "Concept"	AMGP Estimate of AM Sept 2nd Proposal	
	AMGP Proposal	AMGP Proposal	Series B Holders Proposal	Alternative B	Option A	Option B
	at 12-Sep-18	at 19-Sep-18	at 19-Sep-18	at 12-Sep-18	at 12-Sep-18	at 12-Sep-18
AM Equity Component - AM Public	1.6084 x	1.6033 x	1.6350 x	1.6407 x	1.6084 x	1.6604 x
(x) AM Units Receiving Merger Consideration	89.2	89.2	89.2	88.2	89.2	89.2
New AMGP Shares for Merger Consideration	143.5	143.1	145.9	144.7	143.5	148.2
Equity Component - AR	1.6084 x	1.6033 x	1.6000 x	1.5910 x	1.6084 x	1.6604 x
(x) AM Units Receiving Merger Consideration	98.9	98.9	98.9	99.9	98.9	98.9
New AMGP Shares for Merger Consideration	159.0	158.5	158.2	159.0	159.0	164.2
Total Shares for Merger Consideration	302.6	301.6	304.1	303.7	302.6	312.4
(+) New AMGP Shares to Series B	18.500	18.500	17.354	16.764	13.500	18.500
Total New AMGP Shares Issued	321.1	320.1	321.5	320.4	316.1	330.9
Cash Component	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00
(x) AM Units Receiving Merger Consideration	188.1	188.1	188.1	188.1	188.1	188.1
Cash for Merger Consideration	$ 564	$ 564	$ 564	$ 564	$ 564	$ 564
Special Dividend	$ 0.415	$ 0.415	$ 0.415	$ 0.415	$ 0.415	$ 0.415
(x) AM Units Receiving Special Dividend	88.2	88.2	88.2	188.1	88.2	88.2
Total Special Dividend	$ 37	$ 37	$ 37	$ 78	$ 37	$ 37
Total Cash Paid	$ 601	$ 601	$ 601	$ 642	$ 601	$ 601
Effective Exchange Ratio to AR	1.7750 x	1.7750 x	1.7717 x	1.7806 x	1.7750 x	1.8270 x
Effective Exchange Ratio to AM - Public	1.7980 x	1.7988 x	1.8305 x	1.8303 x	1.7980 x	1.8500 x
GP 20-Day VWAP	$ 18.01	$ 17.47	$ 17.47	$ 18.01	$ 18.01	$ 18.01
Total Share Equivalent of Cash Component	31.3	32.3	32.3	31.3	31.3	31.3
Total Share Equivalent for Merger Consideration	333.9	333.9	336.4	335.0	333.9	343.7
Total Merger Consideration	1.7750 x	1.7750 x	1.7883 x	1.7808 x	1.7750 x	1.8270 x
Total Share Equivalent of Special Dividend	2.0	2.1	2.1	4.3	2.0	2.0
Total Share Equivalent to AM Unitholders	335.9	336.0	338.5	339.3	335.9	345.7
Effective Exchange Ratio to AM Unitholders	1.7857 x	1.7861 x	1.7995 x	1.8039 x	1.7857 x	1.8377 x

Source: Company filings, Bloomberg market data as of 19-Sep-2018

Appendix

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